May 26, 2005

via U.S. mail and facsimile

Bernard Korn, Chief Executive Officer
Colonial Commercial Corp.
120 New South Road
Hicksville, NY  11801

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 1-6663


Dear Mr. Korn:

      We have reviewed your response letter dated April 28, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Liquidity and Capital Resources

Contractual Obligations
2. We read your response to our comment 6. As previously requested, please include your estimated interest payments on your debt in the contractual obligations table. Please also disclose any assumptions you made to derive these amounts.


Financial Statements

Notes to Financial Statements

(1) Summary of Significant Accounting Policies and Practices

(g) Inventory, page F-10
3. We read your response to our comment 9. You have disclosed that all costs of shipping inventory to customers are included in selling, general and administrative expenses. As previously requested, please expand your disclosure to include whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in your cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling, general and administrative expenses.

(15) Commitments
4. We read your response to our comment 12. Your response indicates that John A. Hildebrandt, Paul Hildebrandt and the Predecessors have indemnified Universal against all asbestos claims. You further disclosed that your counsel has advised you that they are not aware of any material pending or threatened litigation, claims or assessments, except for one matter of which any verdict or settlement will be covered by insurance. Please tell us how the nature of this claim, including the differences that would cause you to be liable, differs from the other claims and potential claims. In addition, please include in your response the amount or range of amounts relating to this claim.



5. Based on your disclosure and response to our comment 12, it appears as though you may have probable product liabilities related primarily to asbestos-related claims. As previously requested, please disclose the following:
* a rollforward for each period presented of your claims activity that shows the number of claims at the beginning of the period, increases in the number of claims, the number of claims settled, and the ending number of claims,
* the average settlement amount for cases closed in each period,
* the accrual balance, if any, for each period presented, and
* the amount recorded, if any, for each period presented in your statement of operations.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief

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Mr. Bernard Korn
Colonial Commercial Corp.
May 3, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE